

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4608

November 2, 2016

<u>Via E-Mail</u>
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

     **Re: Hess Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 26, 2016
           File No. 001-01204**

Dear Mr. Rielly:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/H. Roger Schwall

                             H. Roger Schwall
                             Assistant Director
                             Office of Natural Resources